October 3, 2018

Chad Steelberg
Chief Executive Officer
Veritone, Inc.
575 Anton Blvd., Ste. 100
Costa Mesa, CA 92626

       Re: Veritone, Inc.
           Registration Statement on Form S-3
           Filed September 28, 2018
           File No. 333-227613

Dear Mr. Steelberg:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574, or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Jason C. Dreibelbis, Esq.